===============================================================================


                                    FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of                  November                         2005
                          ---------------------------------     -----------
Commission File Number
                          ---------------------------------

                            FNX Mining Company Inc.
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)

       55 University Avenue, Suite 700, Toronto, Ontario, M5J 2H7 Canada
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F                    Form 40-F     X
                        -------------               ----------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______


     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes                         No      X
                  ---------------            ------------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________



===============================================================================

                                      NOTE


     An excerpt from an announcement made in Canada on November 17, 2005 by FNX Mining Company Inc. in connection with the attached (revised) business acquisition report is set forth below:

     Refiling of Business Acquisition Report
     ---------------------------------------

     FNX also announced the refiling of its business acquisition report in respect of FNX's recent acquisition from Dynatec Corporation of Dynatec's 25% interest in their Sudbury joint venture and Dynatec's 50% indirect interest in Aurora Platinum Corp. The refiling resulted from a review by the Ontario Securities Commission of the pro forma consolidated financial statements included in the business acquisition report and reflects a change made to a note to the financial statements allocating the purchase price paid under the acquisition between the interest in the joint venture and the interest in Aurora. Miscellaneous revisions have also been made to certain notes to the pro forma financial statements.


                   DOCUMENTS INCLUDED AS PART OF THIS REPORT

 Document
 --------
   1           (Revised) Business Acquisition Report, dated November 16, 2005

                                                                     DOCUMENT 1

                                  Form 51-102F4

                      (REVISED) BUSINESS ACQUISITION REPORT

This business acquisition report amends and replaces the business acquisition report dated November 8, 2005 of FNX Mining Company Inc. The table in note 3 to the pro forma financial statements attached hereto as Schedule A has been revised to reflect the preliminary allocation of the purchase price of the acquisition described below amongst the common shares of Aurora Platinum Corp. and the interest of Dynatec Corporation in the Joint Venture Assets (as defined below) so acquired. Certain incidental revisions have also been made to certain of the notes to the pro forma financial statements.

ITEM 1   IDENTITY OF COMPANY

1.1      Name and Address of Company

         FNX Mining Company Inc. ("FNX" or the "Company")
         55 University Avenue, Suite 700
         Toronto, ON  M5J 2H7

1.2      Executive Officer

         The following executive officer of FNX is knowledgeable about the significant acquisition described herein and this business acquisition report:

         Ronald P. Gagel
         Vice President and Chief Financial Officer
         (416) 368-0990

ITEM 2   DETAILS OF ACQUISITION

2.1      Nature of Business Acquired

         On October 21, 2005, FNX acquired (the "Acquisition") from Dynatec Corporation ("Dynatec"), the Company's joint venture partner, Dynatec's 50% indirect interest in Aurora Platinum Corp. ("Aurora") and Dynatec's 25% interest in the mining assets located in Sudbury, Ontario (the "Joint Venture Assets"), which were the subject of the joint venture between FNX and Dynatec established in 2002.

         Prior to completion of the Acquisition, FNX held a 50% indirect interest in Aurora and a 75% interest in the Joint Venture Assets. As a result of the Acquisition, Aurora is now an indirect, wholly-owned subsidiary of FNX and the Company has consolidated its interest in the Joint Venture Assets to 100%.

         FNX originally acquired all of the outstanding common shares of Aurora in July 2005, by way of a plan of arrangement, transferred all such common shares to Aurora Holdings Limited, a wholly-owned subsidiary of the Company, and sold a 50% indirect interest in Aurora to Dynatec immediately thereafter. Details of that acquisition and sale are provided in the management information circular of Aurora dated as of May 19, 2005 (the "Aurora Circular"), prepared in connection with the annual and special meeting of shareholders of Aurora held on June 20, 2005, which is available at www.sedar.com under FNX's profile.

         Aurora is a junior Canadian mining company, with nickel-copper-platinum-palladium mineral properties and, through affiliated companies, diamond and precious metal properties, located in Ontario and Quebec. Its principal assets are its interest in the Footwall and Foy properties located in Sudbury, Ontario, which are the subject of a joint venture with Falconbridge Limited. As at January 1, 2005, Aurora and Falconbridge held a 60% interest and a 40% interest, respectively, in the joint venture.

         Aurora also holds equity interests in two public junior mining companies - Lake Shore Gold Corp. and Superior Diamonds Inc. Further information about Aurora's business is provided in the Aurora Circular.

2.2      Date of Acquisition

         The effective date of the Acquisition is October 21, 2005.

2.3      Consideration

         Under the terms of the Acquisition:

         (a) the Company issued 20,500,000 common shares ("Common Shares") to Dynatec;

         (b) the Company and Dynatec entered into the following ongoing agreements:

                  (i) a voting trust agreement with a term of three years pursuant to which votes attached to the Common Shares held by Dynatec will be voted in line with recommendations of the board of directors of the Company on various fundamental changes and initiatives (including, among other matters, mergers, acquisitions and the nomination of directors to the Company's board of directors), such agreement ceasing to be in effect should Dynatec's ownership stake in the Company fall below 10% on a fully-diluted basis;

                  (ii) a standstill agreement having a three year term that restricts Dynatec's ability to buy additional Common Shares which would result in Dynatec acquiring more than 19.9% of the outstanding Common Shares, subject to certain exceptions; and

                  (iii) a mining services agreement pursuant to which Dynatec will provide contractor mining services at the Joint Venture Assets until December 31, 2007, subject to the Company having approval, control and direction over the services provided by Dynatec in exchange for a fee on a cost reimbursement basis that includes a fixed and a variable component;

         (c) the Company was provided with a right of first refusal in the event that Dynatec wishes to distribute any of the Common Shares that it holds, which will permit FNX to designate the purchasers of Common Shares to be sold by Dynatec for a period of 10 business days at a price acceptable to Dynatec (net of commissions) which, in the event of a sale by way of a prospectus, shall not exceed 95% of the volume weighted average of the trading prices of the Common Shares on the Toronto Stock Exchange for the five trading days immediately prior to receipt of written notice from Dynatec of its election to sell such Common Shares (the

                  "VWAP") and, in the event of a sale that will not be done by way of a prospectus, shall not exceed the VWAP, and if the Company elects not to exercise its right of first refusal or is unable to arrange for the sale of the Common Shares in accordance with terms attaching thereto, Dynatec may, for a period of 90 days thereafter, enter into an underwriting agreement to sell such Common Shares through a public distribution in Canada and, if a prospectus is required in connection with such sale, the Company will take such reasonable steps, at Dynatec's cost, as are necessary to qualify by prospectus in Canada the distribution of such Common Shares;

         (d) Dynatec was provided with representation on the Company's board of directors that is the greater of two nominees and that number of nominees that is equal to Dynatec's fully diluted ownership position, for a period of three years (such representation being dependent upon Dynatec maintaining an ownership stake in the Company of at least 10% on a fully-diluted basis); and

         (e) the Company agreed to purchase, at the option of Dynatec, $10 million common shares of Dynatec in the next Dynatec offering of common shares to the public at the issue price of the offering, provided that the offering is for a minimum of $100 million and is completed before October 21, 2006.

         A detailed description of the terms of the Acquisition is contained in the acquisition agreement dated October 5, 2005 (the "Dynatec Agreement") between the Company and Dynatec, which is available at www.sedar.com under FNX's profile.

2.4      Effect on Financial Position

         Except as described below, there are no plans or proposals for material changes in the Company's business affairs or the affairs of Aurora which may have a significant effect on the Company's results of operations and financial position.

         Changes to Management and the Board

         John W. Lill, Executive Vice-President and Chief Operating Officer of Dynatec, and Bruce V. Walter, President and Chief Executive Officer of Dynatec, were appointed to the board of directors of FNX, effective October 21, 2005, as Dynatec's nominees pursuant to the Dynatec Agreement.

         Effective October 21, 2005, David Constable resigned as a director of Aurora and Roland L. Horst, Vice President, Business Development of FNX, joined Terry MacGibbon, President and Chief Executive Officer of FNX, as the members of Aurora's board of directors. Mr. Horst was also appointed President and Chief Executive Officer of Aurora, replacing Mr. MacGibbon, and Ronald P. Gagel, Vice President and Chief Financial Officer of FNX, was appointed as Aurora's Vice President and Chief Financial Officer.

2.5      Prior Valuations

         None.

2.6      Parties to Transaction

         Not applicable.

2.7      Date of Report

         November 16, 2005.

ITEM 3   FINANCIAL STATEMENTS

         See the financial statements contained in Schedule A to this business acquisition report, which form part hereof.

                                   SCHEDULE A

                  Pro Forma Consolidated Financial Statements of

                  FNX MINING COMPANY INC.

                  Nine months ended September 30, 2005 and year ended December 31, 2004

[KPMG GRAPHIC OMITTED]








COMPILATION REPORT ON PRO FORMA CONSOLIDATED
FINANCIAL STATEMENTS


To the Board of Directors FNX Mining Company Inc.


We have read the accompanying unaudited pro forma consolidated balance sheet of FNX Mining Company Inc. (the "Company") as at September 30, 2005 and unaudited pro forma consolidated statements of operations for the nine months then ended and for the year ended December 31, 2004, and have performed the following procedures:

1. Compared the figures in the columns captioned "FNX Mining Company Inc." to the unaudited consolidated financial statements of the Company as at September 30, 2005 and for the nine months then ended, and the audited consolidated financial statements of the Company for the year ended December 31, 2004, respectively, and found them to be in agreement.

2. Compared the figures in the columns captioned "Aurora Platinum Corp." to the unaudited financial statements of Aurora Platinum Corp. as at June 30, 2005 and for the six months then ended, and the audited financial statements of Aurora Platinum Corp. for the year ended December 31, 2004, respectively, and found them to be in agreement.

3. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:


     (a) the basis for determination of the pro forma adjustments related to the Dynatec Transaction; and,


     (b) whether the pro forma consolidated financial statements comply as to form in all material respects with the securities acts of the provinces and territories of Canada (the "Acts") and the related regulations.

     The officials:


     (a) described to us the basis for determination of the pro forma adjustments related to the Dynatec Transaction; and,


     (b) stated that the pro forma consolidated financial statements comply as to form in all material respects with the securities acts of the provinces and territories of the Acts and related regulations.

4. Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments related to the Dynatec Transaction to the aggregate of the amounts in the columns captioned FNX Mining Company Inc. and Aurora Platinum Corp. as at September 30, 2005 and for the nine months then ended, and for the year ended December 31, 2004, and found the amounts in the column captioned "Total" to be arithmetically correct.

These pro forma consolidated financial statements are based on management's assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

/s/ KPMG LLP
---------------


Chartered Accountants



Toronto, Canada

November 15, 2005

FNX MINING COMPANY INC.

Unaudited Pro Forma Consolidated Balance Sheet
(In thousands of dollars)

September 30, 2005

===================================================================================================================

                                                 FNX Mining                 Dynatec
                                               Company Inc.             Transaction                Total
-------------------------------------------------------------------------------------------------------------------
                                                                    (notes 3 and 4)
ASSETS

Current assets:
     Cash and term deposits                    $     57,464            $      1,204           $     58,668
     Accounts receivable                             15,551                  (2,462)                13,089
     Ore in process                                   5,811                       -                  5,811
     Inventory                                        1,695                       -                  1,695
     Prepaid expenses and other assets                  361                       -                    361
     --------------------------------------------------------------------------------------------------------------
                                                     80,882                  (1,258)                79,624

Property, plant and equipment                       125,539                 398,933                524,472
Investments                                          16,363                  11,369                 27,732
Reclamation deposits                                  1,230                     308                  1,538

-------------------------------------------------------------------------------------------------------------------
                                               $    224,014            $    409,352           $    633,366
===================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Accounts payable and
       accrued liabilities                     $      3,112            $      1,528           $      4,640

Future tax liabilities                               23,922                 151,929                175,851
Asset retirement obligations                          1,145                       -                  1,145
Non-controlling interest                             29,055                 (29,055)                     -

Shareholders' equity:
     Capital stock                                  174,781                 284,950                459,731
     Contributed surplus                              5,742                       -                  5,742
     Deficit                                        (13,743)                      -                (13,743)
     --------------------------------------------------------------------------------------------------------------
                                                    166,780                 284,950                451,730

-------------------------------------------------------------------------------------------------------------------
                                               $    224,014            $    409,352           $    633,366
===================================================================================================================

See accompanying notes to pro forma consolidated financial statements.

FNX MINING COMPANY INC.

Unaudited Pro Forma Consolidated Statement of Operations (In thousands of dollars, except per share amounts)

Nine months ended September 30, 2005

===================================================================================================================
                                                                 Aurora
                                            FNX Mining         Platinum            Dynatec
                                          Company Inc.            Corp.        Transaction             Total
-------------------------------------------------------------------------------------------------------------------
                                                                           (notes 3 and 5)
Revenue                                   $     58,094         $      -           $      -       $    58,094

Mine operating costs:
     Mining costs, excluding
       depreciation and amortization            32,973                -              1,084            34,057
     Depreciation and amortization               5,287                -                750             6,037
     --------------------------------------------------------------------------------------------------------------
                                                19,834                -             (1,834)           18,000
Expenses (income):
     Administration                              3,482              630                 42             4,154
     Exploration administration                  2,059              121                 16             2,196
     Stock-based compensation                      726                -                  -               726
     Depreciation                                   58                -                  -                58
     Loss on disposition of Aurora               2,600                -                  -             2,600
     Other expenses (income)                    (1,061)              99                 (4)             (966)
     Equity in losses of affiliated
       companies                                     -              333               (333)                -
     Gain on shares issued by
       affiliated companies                          -             (710)               710                 -
     --------------------------------------------------------------------------------------------------------------
                                                 7,864              473                431             8,768
-------------------------------------------------------------------------------------------------------------------

Earnings (loss) before income taxes             11,970             (473)            (2,265)            9,232
Future income taxes (recovery)                   4,689             (235)              (501)            3,953
-------------------------------------------------------------------------------------------------------------------

Earnings (loss) before
   non-controlling interest                      7,281             (238)            (1,764)            5,279
Non-controlling interest                         4,481                -             (4,481)                -

-------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                       $      2,800         $   (238)          $  2,717       $     5,279
===================================================================================================================

Earnings per share:
     Basic and diluted (note 6)           $       0.05                                           $      0.07

===================================================================================================================

See accompanying notes to pro forma consolidated financial statements.

FNX MINING COMPANY INC.

Unaudited Pro Forma Consolidated Statement of Operations (In thousands of dollars, except per share amounts)

Year ended December 31, 2004

===================================================================================================================
                                                                 Aurora
                                            FNX Mining         Platinum            Dynatec
                                          Company Inc.            Corp.        Transaction             Total
-------------------------------------------------------------------------------------------------------------------
                                                                           (notes 3 and 5)
Revenue                                   $     55,928         $      -           $      -       $    55,928
Mine operating costs:
     Mining costs, excluding
       depreciation and amortization            31,853                -              1,230            33,083
     Depreciation and amortization               5,882                -              1,000             6,882
-------------------------------------------------------------------------------------------------------------------
                                                18,193                -             (2,230)           15,963
Expenses (income):
     Administration                              3,584              644                  -             4,228
     Exploration administration                  1,970              205                  -             2,175
     Stock-based compensation                      874               85                  -               959
     Depreciation                                  101                -                  -               101
     Gain on sale of
       marketable securities                      (100)               -                  -              (100)
     Mineral exploration
       properties written off                        -              178                  -               178
     Interest and other income                  (1,295)            (122)                 -            (1,417)
     Equity in losses of affiliated
       companies                                     -              692               (692)                -
     Gain on shares issued by
       affiliated companies                          -           (7,049)             7,049                 -
-------------------------------------------------------------------------------------------------------------------
                                                 5,134           (5,367)             6,357             6,124
-------------------------------------------------------------------------------------------------------------------

Earnings (loss) before income taxes             13,059            5,367             (8,587)            9,839
Future income taxes (recovery)                   2,434            1,571             (2,441)            1,564
-------------------------------------------------------------------------------------------------------------------

Earnings (loss) before
   non-controlling interest                     10,625            3,796             (6,146)            8,275
Non-controlling interest                         4,136                -             (4,136)                -

-------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                       $      6,489         $  3,796           $ (2,010)      $     8,275
===================================================================================================================

Earnings per share:
     Basic and diluted (note 6)           $       0.13                                           $      0.11

===================================================================================================================

See accompanying notes to pro forma consolidated financial statements.

FNX MINING COMPANY INC.
Notes to Pro Forma Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Nine months ended September 30, 2005 (unaudited) and year ended December 31,
2004

================================================================================

1.   Basis of presentation:


     The unaudited pro forma consolidated balance sheet of FNX Mining Company Inc. (the "Company" or "FNX") as at September 30, 2005 and unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2005 and for the year ended December 31, 2004 have been prepared by management after giving effect to the acquisition of Dynatec Corporation's ("Dynatec") Sudbury assets, being a 25% interest in the assets of the Sudbury Joint Venture ("SJV") and a 50% interest in Aurora Platinum Corp. ("Aurora") (collectively the "Dynatec Transaction"). On July 1, 2005, FNX acquired 100% of Aurora and, in a related but independent transaction, immediately disposed of a 50% interest in Aurora to Dynatec. FNX's unaudited consolidated financial statements for the nine months ended September 30, 2005 included the results of the Aurora acquisition on July 1, 2005 for the period of July 1, 2005 to September 30, 2005. These pro forma consolidated financial statements have been compiled from and include:


     (a) An unaudited pro forma consolidated balance sheet of FNX as at September 30, 2005.


     (b) An unaudited pro forma consolidated statement of operations combining the unaudited consolidated statement of operations of FNX for the nine months ended September 30, 2005 with the unaudited statement of earnings (loss) of Aurora for the six months ended June 30, 2005.


     (c) An unaudited pro forma consolidated statement of operations combining the audited consolidated statement of operations of FNX for the year ended December 31, 2004 and the audited statement of income of Aurora for the year ended December 31, 2004.


     The unaudited pro forma consolidated balance sheet as at September 30, 2005 has been prepared as if the Dynatec Transaction described in notes 3 and 4 had occurred on September 30, 2005. The unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2005 and for the year ended December 31, 2004 have been prepared as if the Dynatec Transaction described in notes 3 and 5 had occurred on January 1, 2004.


     It is management's opinion that these pro forma consolidated financial statements present in all material respects, the Dynatec Transaction described in note 3 in accordance with Canadian generally accepted accounting principles.


     The pro forma consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of FNX and Aurora.

FNX MINING COMPANY INC.
Notes to Pro Forma Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Nine months ended September 30, 2005 (unaudited) and year ended December 31,
2004

================================================================================

     These pro forma consolidated financial statements are not intended to reflect the financial position and results of operations which would have actually resulted had the transaction and other adjustments been effected on the dates indicated. Further, the pro forma results of operations are not necessarily indicative of the results of operations that may be obtained by FNX in the future.

2.   Significant accounting policies:


     The pro forma consolidated financial statements have been compiled using the significant accounting policies as set out in the audited financial statements of FNX for the year ended December 31, 2004. Management believes the significant accounting policies of Aurora conform in all material respects to those of FNX.

3.   The Dynatec Transaction:


     October 5, 2005, FNX announced that it had entered into an agreement (the "Agreement") with Dynatec whereby FNX would increase its ownership in its Sudbury assets to 100%. The transaction closed on October 21, 2005. The material terms of the transaction are as follows:

          (i) FNX acquired Dynatec's 25% interest in the SJV and 50% interest in Aurora;

          (ii) FNX issued 20,500,000 common shares of FNX (each, a "Common Share") to Dynatec;

          (iii) FNX and Dynatec entered into a Voting Trust Agreement with a term of three years pursuant to which votes attached to the Common Shares held by Dynatec will be voted in line with FNX board recommendations on various fundamental changes and initiatives (including, among other matters, mergers, acquisitions and the nomination of directors to the FNX board), such agreement ceasing to be in effect should Dynatec's ownership stake in FNX decline below 10% on a fully-diluted basis;

          (iv) Dynatec has entered into a Standstill Agreement with FNX having a three year term that restricts Dynatec's ability to buy additional Common Shares that would result in Dynatec acquiring more than 19.9% of the outstanding Common Shares, subject to certain exceptions;

          (v) FNX has a right of first refusal in the event that Dynatec wishes to distribute any of the Common Shares that it holds, to designate the purchasers of Common Shares to be sold by Dynatec for a period of 10 business days at a price acceptable to Dynatec, but subject to an agreed upon formula. In the event that FNX elects not to exercise its right of first refusal or is unable to arrange for the sale of the Common Shares, Dynatec may, for a period of 90 days thereafter, enter into an underwriting agreement to sell such Common Shares through a broad public distribution in Canada and, if a prospectus is require in connection with such sale, FNX will take such reasonable steps, at Dynatec's cost, as are necessary to qualify by prospectus in Canada the distribution of such Common Shares;

FNX MINING COMPANY INC.
Notes to Pro Forma Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Nine months ended September 30, 2005 (unaudited) and year ended December 31,
2004

================================================================================

          (vi) Dynatec will have FNX board representation that is the greater of two nominees and that number of nominees that is equal to Dynatec's fully diluted ownership position for a period of three years (such representation being dependent upon Dynatec maintaining an ownership stake in FNX of at least 10% on a fully-diluted basis);

          (vii) FNX will purchase, at the option of Dynatec, $10 million of Dynatec's common shares in the next Dynatec offering of common shares to the public at the issue price of the offering, provided that the offering is for a minimum of $100 million and is completed before October 21, 2006; and,

          (viii) Dynatec will provide contractor mining services at the Sudbury properties from October 21, 2005 until December 31, 2007, subject to FNX having control and direction over the services provided by Dynatec. Under the mining services agreement. Dynatec will be paid a fee of 7% on a cost reimbursement basis plus a fixed amount of $7.5 million to be paid on each of December 31, 2006 and 2007.


     For the purposes of the pro forma consolidated financial statements, the following assumptions have been used:


     (a) The value of the Common Shares issued by FNX to Dynatec has been based on an FNX share price of $13.90 per share, being the fair value at the announcement date.


     (b) The acquisition of a 100% interest in FNX's Sudbury assets occurred on January 1, 2004 for purposes of the unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2005 and the year ended December 31, 2005 and on September 30, 2005 for purposes of the unaudited pro forma consolidated balance sheet.


     The preliminary allocation of the purchase price summarized in the table below is subject to change:

============================================================================================================
Purchase price:
    20,500,000 FNX common shares issued                                                    $    284,950
    Estimated Dynatec Transaction costs                                                           1,500
------------------------------------------------------------------------------------------------------------
                                                                                           $    286,450
============================================================================================================
                                                            Aurora             SJV                Total
Net assets acquired (liabilities assumed):
    Cash                                                $    1,512        $   (308)        $      1,204
    Accounts receivable                                        297          (2,759)              (2,462)
    Investments                                             11,369               -               11,369
    Property, plant and equipment                           26,265         372,668              398,933
    Reclamation deposits                                         -             308                  308
    Accounts payable and accrued liabilities                   (28)              -                  (28)
    Future tax liabilities                                  (9,504)       (142,425)            (151,929)
    Non-controlling interests                                     -         29,055               29,055
------------------------------------------------------------------------------------------------------------
                                                        $   29,911     $   256,539         $    286,450
============================================================================================================

FNX MINING COMPANY INC.
Notes to Pro Forma Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Nine months ended September 30, 2005 (unaudited) and year ended December 31,
2004

================================================================================

4.   Unaudited pro forma consolidated balance sheet adjustments:

     This unaudited pro forma consolidated balance sheet includes the following adjustments:

     (a)  the accrual of Dynatec Transaction costs; and,

     (b) the purchase price paid by FNX ascribed to the assets and liabilities acquired as described in note 3 above.

5.   Unaudited pro forma consolidated statements of operations adjustments:

     These unaudited pro forma consolidated statements of operations include the following adjustments:

     (a) the elimination of dilution gains based on the assumption that FNX would have fair valued the investments on acquisition;

     (b) the additional 50% consolidation of Aurora as a result of the Dynatec Transaction for the three months ended September 30, 2005;

     (c) the payment of the $7.5 million fixed component of the mining services agreement allocated between operations and development costs;

     (d) the depreciation and amortization on the fair value of McCreedy West mine as a result of the Dynatec Transaction; and,

     (e)  the tax effect on the above items.

FNX MINING COMPANY INC.
Notes to Pro Forma Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Nine months ended September 30, 2005 (unaudited) and year ended December 31,
2004

================================================================================

6.   Pro forma earnings per share:


     (a)  Basic earnings per share:

          The average number of shares used in the computation of pro forma basic earnings per share has been determined as follows:

          ======================================================================================================
                                                                             September 30          December 31
                                                                                     2005                 2004
          ------------------------------------------------------------------------------------------------------
           Weighted average number of FNX
              shares outstanding                                               54,885,838           53,430,597
           Number of FNX shares issued to
              Dynatec shareholders                                             20,500,000           20,500,000

          ------------------------------------------------------------------------------------------------------
           Pro forma weighted average number of
              shares outstanding                                               75,385,838           73,930,597
          ======================================================================================================

     (b)  Diluted earnings per share:

          The average number of shares used in the computation of pro forma diluted earnings per share has been determined as follows:

          ======================================================================================================
                                                                             September 30          December 31
                                                                                     2005                 2004
          ------------------------------------------------------------------------------------------------------
           Pro forma weighted average number of
              shares outstanding                                               75,385,838           73,930,597
           Dilutive effect of options                                           1,041,121            1,497,302

          ------------------------------------------------------------------------------------------------------
           Diluted average number of shares outstanding                        76,426,959           75,427,899
          ======================================================================================================

          The dilutive effect of FNX options has been calculated using a price per FNX common share of $13.90.


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               FNX MINING COMPANY INC.
                                     -----------------------------------------
                                                   (Registrant)

Date:  November 22, 2005             By:  /s/ RONALD P. GAGEL
       --------------------               ------------------------------------
                                          Name:  Ronald P. Gagel
                                          Title: Vice-President and Chief
                                                 Financial Officer